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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE

13d-2(b)

(Amendment No. 2)*

CHAMPIONSHIP AUTO RACING TEAMS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

158711101

(CUSIP Number)

DECEMBER 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 158711101	13G	Page 1 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gryphon Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No.: 158711101	13G	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gryphon Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No.: 158711101	13G	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gryphon Management Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No.: 158711101	13G	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gryphon Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No.: 158711101	13G	Page 5 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). E.B. Lyon, IV
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No.: 158711101	13G	Page 6 of 10

Item 1(a). Name of Issuer:

Championship Auto Racing Teams, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

5350 Lakeview Parkway South Drive, Indianapolis, Indiana 46268.

Item 2(a). Name of Persons Filing:

Gryphon Master Fund, L.P. (“Master Fund”), Gryphon Partners, L.P. (“Gryphon Partners”), Gryphon Management Partners, L.P. (“GMP”), Gryphon Advisors, LLC (“Gryphon Advisors”), and E.B. Lyon, IV (“Lyon”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

100 Crescent Court, Suite 490, Dallas, Texas 75201.

Item 2(c). Citizenship:

Master Fund: Bermuda.

Gryphon Partners: State of Texas.

GMP: State of Texas.

Gryphon Advisors: State of Texas.

Lyon: State of Texas.

Item 2(d). Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e). CUSIP Number:

158711101

CUSIP No.: 158711101	13G	Page 7 of 10

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act;

(b) [ ] Bank as defined in Section 3(a)(6) of the Act;

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership:

Not applicable.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

CUSIP No.: 158711101	13G	Page 8 of 10

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certifications:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 158711101	13G	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2006	GRYPHON MASTER FUND, L.P.

	By:	Gryphon Partners, L.P., its General Partner

		By:	Gryphon Management Partners, L.P., its General Partner

			By:	Gryphon Advisors, L.L.C., its General Partner

			By:	/s/ Warren W. Garden
Warren W. Garden, Authorized Agent

Dated: January 5, 2006	GRYPHON PARTNERS, L.P.

	By:	Gryphon Management Partners, L.P., its General Partner

		By:	Gryphon Advisors, L.L.C., its General Partner

		By:	/s/ Warren W. Garden
Warren W. Garden, Authorized Agent

Dated: January 5, 2006	GRYPHON MANAGEMENT PARTNERS, L.P.

	By:	Gryphon Advisors, L.L.C., its General Partner

		By:	/s/ Warren W. Garden
Warren W. Garden, Authorized Agent

CUSIP No.: 158711101	13G	Page 10 of 10

Dated: January 5, 2006	GRYPHON ADVISORS, LLC

	By:	/s/ Warren W. Garden
Warren W. Garden, Authorized Agent

Dated: January 5, 2006	E.B. LYON, IV

	By:	/s/ E.B. Lyon, IV